UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 1
                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       Sun International Hotels Limited
                    --------------------------------------
                               (Name of Issuer)


                  Ordinary Shares, $.001 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   P8797T13
                    --------------------------------------
                                (CUSIP Number)


                               Charles D. Adamo
                 Executive Vice-President and General Counsel
                       Sun International Hotels Limited
                                 Coral Towers
                           Paradise Island, Bahamas
                                (242) 363-6017
                    --------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications)


                                 July 3, 2001
                    --------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8797T13

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Solomon Kerzner
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South Africa
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,375,780.6 [1]

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,510,127 [2]

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,375,780.6 [1]
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26% [1]
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________


--------

     1 Assuming dissolution of Sun International Investments Limited ("SIIL"), contemplated to occur as soon as practicable, includes 4,495,794 shares to be held of record by World Leisure Investments Limited ("WLI") and 2,865,653.6 shares over which World Leisure Group Limited ("WLG") has sole voting power pursuant to the proxy agreement referred to in the Schedule 13D. Such 2,865,653.6 shares consist of: 550,000 shares held by Sun International Inc. ("SII"), 186,915 shares held by Royale Resorts Holdings Limited ("Royale"), 481,031 shares to be held by Rosegrove Limited ("Rosegrove") upon the dissolution of SIIL and 1,647,707.6 shares to be held by Royale Resorts International Limited ("RRIL") upon the dissolution of SIIL. Also includes 150,000 shares held of record by Kerry International Investments Limited ("Kerry") and currently exercisable options held by Solomon Kerzner to purchase 864,333 shares at prices ranging from $18.125 to $38.00 per share. WLG, WLI and Kerry are controlled by Mr. Kerzner.

     2 Represents 4,495,794 shares to be held of record by WLI upon the dissolution of SIIL, 150,000 shares held of record by Kerry and options owned by Mr. Kerzner to acquire 864,333 shares.

Item 5. Interest in Securities of the Issuer

          (a)  8,375,780.6 (26%) [3]

          (b)  Sole Voting Power:            8,375,780.6 [3]
               Shared Voting Power:          0
               Sole Dispositive Power:       5,510,127
               Shared Dispositive Power:     0

          (c) On or about August 2, 2001, family trusts controlled by Mr. Kerzner exercised an aggregate of 269,000 options to acquire Ordinary Shares and concurrently sold such shares over the facilities of the New York Stock Exchange at prices ranging from $24.9434 to $25.7951 per share.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the persons named in
               (a).

          (e)  Not Applicable.


--------

     3 Assuming dissolution of SIIL, includes 2,865,653.6 Ordinary Shares over which WLG has sole voting power pursuant to the Proxy Agreement. Such 2,865,653.6 Ordinary Shares consist of: 550,000 shares held by SII, 186,915 shares held by Royale, 481,031 shares to be held by Rosegrove upon the dissolution of SIIL and 1,647,707.6 shares to be held by RRIL upon the dissolution of SIIL. Also includes 4,495,794 Ordinary Shares to be held of record by WLI, 150,000 Ordinary Shares held of record by Kerry and options owned by Mr. Kerzner to acquire 864,333 shares. WLG, WLI and Kerry are controlled by Mr. Kerzner.

                                  Signatures

     After reasonable inquiry and to the best of knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    August 14, 2001

                                             /s/ Solomon Kerzner
                                             -------------------------------
                                                   Solomon Kerzner





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